1

Exhibit 99.1
MARKET RELEASE
Sibanye-Stillwater releases its Annual suite of reports, AGM Notice and the
No Change Statement
Johannesburg, 22 April 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that its 2019 Integrated Report, Annual Financial Report, Company Financial Statements, the Mineral
Resources and Mineral Reserves supplement, the Notice of Annual General Meeting (AGM) including the Summarised Financial Report as well as other relevant supplementary documentation, have been released on its website at http://reports.sibanyestillwater.com/.
The Summarised Financial Report including the Notice of the AGM to shareholders will be posted today.
The Group’s auditors EY, has audited the 2019 consolidated and company financial statements and its unqualified audit report is open for inspection at the Group’s offices. The information previously published in the preliminary results released on 19 February 2020 has not changed.
The Group will also file its annual report on Form 20-F for the fiscal year ended 31 December 2019 with the U.S. Securities and Exchange Commission (the SEC) in due course.

Notice of Annual General Meeting
The Annual General Meeting of the Company (AGM) for the year ended 31 December 2019 will be held entirely by electronic communication, on 26 May 2020 at 09:00 (CAT) by utilising the below link and following the relevant prompts:
https://bit.ly/39st1Ms
The reason for the holding of the AGM entirely by way of electronic communication is as a result of the
COVID-19 virus outbreak and the resultant health distancing imperatives, legal restrictions and official advice on gatherings and movement.
Kindly note that, in terms of section 63(1) of the Companies Act, 71 of 2008, AGM participants
(including proxies) will be required to provide identification before being entitled to participate in or vote at the AGM as more fully detailed in this notice. Forms of identification that will be accepted include certified copies of valid identity documents, driver’s licences and passports.
The AGM will conduct the business as stated in the notice of the meeting, a copy of which can be found on http://reports.sibanyestillwater.com/.
In terms of section 59(1)(a) and (b) of the Act, the record date for the purpose of determining which shareholders are entitled to:
•
receive notice of the AGM (must be registered in the Company’s securities register in order to receive notice of the AGM) was Friday, 17 April 2020
•
participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) is 15 May 2020.
The last day to trade to be eligible to vote is Tuesday 12 May 2020

Ends.

Investor relations contact:
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Ends.
FORWARD-LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements, including, among others, those relating to Sibanye Stillwater
Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”,
“forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-
looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-
Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and
Exchange Commission.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).